DLA Piper LLP (US) One Atlantic Center 1201 West Peach Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

 May 28, 2024

VIA EDGAR
==========
Alberto H. Zapata
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Beacon Pointe Multi-Alternative Fund; File Nos. 333-276064 and 811-23921

Dear Mr. Zapata,

On December 15, 2023, Beacon Pointe Multi-Alternative Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On January 16, 2024, you provided written comments regarding the Registration Statement (the “Letter”). On April 25, 2024, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment 1”) to address your comments in the Letter. On May 6, 2024, Brian Szilagyi provided oral accounting comments on the Amendment. On May 15, 2024, you provided oral comments on the Amendment 1. On May 23, 2024, the Registrant filed pre-effective amendment 2 to the Registration Statement (the “Amendment 2”) to address your comments and Mr. Szilagyi’s comments. On May 24, 2024, you provided oral comments on the Amendment 2. On May 28, 2024, Brian Szilagyi provided oral accounting comments on the Amendment 2. Please find below your comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. In “Principal Investment Strategies”, in the definition of Underlying Funds, state more clearly whether the closed-end interval funds are registered funds or may include private closed end funds.

Response. The Registrant has revised the disclosure as follows:

The Fund pursues its investment objective by strategically investing in a portfolio of U.S. registered closed-end interval funds (“Underlying Funds”) that invest in a variety of asset classes.

Comment 2. In “Principal Investment Strategies”, add a statement that the Fund won’t invest more than 15% of its assets funds exempt from registration under the 1940 Act under section 3(c)(1) or 3(c)(7) funds.

Response. The Registrant has revised the disclosure as follows:

While the Fund will primarily invest indirectly through the Underlying Funds, the Fund may also invest directly in the underlying holdings of the Underlying Funds alongside the Underlying Funds (the “Co-Investments”). The Fund may invest no more than 15% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act).

1610165572.1

Accounting Comments

Comment 1. The number for “Due from Adviser for reimbursement of organizational costs” in the statement of assets and liabilities is missing. Please correct this.

Response. The Registrant will confirm that the EDGAR provider includes a completed table in the as filed version of the SAI.

Comment 2. The auditor consent incorrectly references Form N-1A instead of Form N-2. Please file a corrected consent.

Response. The auditor has provided a corrected consent, and the Registrant will file it with the next amendment.

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If you have any questions or comments, please contact the undersigned at 404-736-7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle